GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

April 17, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Maryse Mills-Apenteng
Division of Corporation Finance

Re:	Protocall Technologies Incorporated
Revised Preliminary Information Statement
Filed February 25, 2008 and Revised March 19, 2008
Commission File No. 0-51111

Ladies and Gentlemen:

On behalf of Protocall Technologies Incorporated, a Nevada corporation, we hereby submit in electronic format for filing with the Securities and Exchange Commission, pursuant to Rule 14c-5(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(i)(iii) of Regulation S-T, one copy of Protocall’s revised preliminary Information Statement.

The revised Information Statement responds to the comments received from the staff of the SEC by letter, dated March 26, 2008, from David Orlic, Special Counsel.

As to comment no. 1 in the staff’s letter, Protocall has prepared several new subsections describing in summary the material terms of the financing transactions which have contributed to Protocall’s need to increase the number of its authorized shares of common stock, in accordance with Item 11 of Schedule 14A.

As to comment no. 2 in the staff’s letter, Protocall has revised the Information Statement to provide pre- and post-authorized share increase numbers in the table on page 4, and to incorporate the other uses for the increased shares in the paragraph below that table.

A courtesy copy of this letter and the revised Information Statement are being provided separately for the convenience of the staff (attention: Maryse Mills-Apenteng) in its review.

A definitive Information Statement will be submitted by Protocall as soon as the SEC has reviewed this letter and the revised preliminary Information Statement and has advised Protocall that no further issues remain outstanding, and we would, therefore, appreciate the staff's prompt review of the revised Information Statement and our responses to the staff's comments. Protocall respectfully requests clearance from the SEC to enable it to mail its definitive Information Statement by April 22, 2008.

Securities and Exchange Commission
April 17, 2008

Kindly address any comments or questions that you may have concerning this letter and the enclosed materials to me (212-801-9221) or to Constantine Potamianos (212-801-6914) of this firm.

Very truly yours, /s/Spencer G. Feldman Spencer G. Feldman
SGF:dp
Encl.

cc:	Mr. Bruce Newman